August 2, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Timothy Buchmiller

Re:	Impact BioMedical Inc.
Registration Statement on Form S-1
File No. 333-253037

Dear Mr. Buchmiller:

Reference is made to the Registration Statement on Form S-1 (File No. 333-253037) (as amended to date, the “Registration Statement”) filed by Impact BioMedical Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”).

A record date of July 10, 2023 was set for the distribution of 485,161,488 shares of the Company’s common stock (the “Shares”), which is expected to occur at 5:00 p.m. eastern time on August 8, 2023. The Company hereby requests that the effectiveness of the Registration Statement be accelerated such that it be declared effective as of 4:30 p.m. Eastern time on August 4, 2023, or as soon thereafter as practicable.

If you have any questions or require any additional information regarding this request, please contact Darrin M. Ocasio of Sichenzia Ross Ference LLP at (212) 398-1493. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Darrin M. Ocasio and that such effectiveness also be confirmed in writing to the address above.

Very truly yours,

Impact BioMedical Inc.

By:	/s/ Frank D. Heuszel
Frank D. Heuszel
Chief Executive Officer

Cc:	Frank D. Heuszel
Darrin M. Ocasio